UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CHINA PRECISION STEEL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

16941J 10 6
(CUSIP Number)

Wo Hing Li
123 Laodong Road, Xuhang Town
Jiading District, Shanghai, PRC 201809
852-2543 8223
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wo Hing Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,349,240
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,349,240
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,349,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (1)
14.	TYPE OF REPORTING PERSON IN
(1) This percentage assumes 45,896,288 shares of the Issuer’s common stock outstanding, as of May 15, 2008, as reported in the Issuer’s most recent Quarterly Report filed on Form 10-Q on May 16, 2008.

Item 1. Security and Issuer.

The name of the issuer is China Precision Steel, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong. This statement relates to Issuer’s common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Wo Hing Li, a citizen of Hong Kong (the “Reporting Person”). The Reporting Person’s principal occupation is as Chairman of the Board, Chief Executive Officer and President of the Issuer. The address at which his occupation is conducted is 8th Floor, Teda Building, 87 Wing Lok Street, Sheungwan, Hong Kong.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The securities acquired by the Reporting Person and reported in this Statement (the "Shares") were acquired on December 28, 2006 under the terms of a Stock Exchange Agreement by and among the Issuer, Partner Success Holdings Limited, a British Virgin Islands international business company ("PSHL") and each of the shareholders of PSHL, dated as of March 31, 2006, as amended by the parties on July 20, 2006 and as further amended by the parties on October 21, 2006 (hereinafter collectively referred to as the "Exchange Agreement"). Under the Exchange Agreement, the Shares were issued to the Reporting Person as consideration in exchange for the Issuer's acquisition of all 50,000 issued and outstanding shares of common stock of PSHL.

Item 4. Purpose of Transaction.

(a) The Reporting Person entered into a private Amended and Restated Stock Purchase Agreement (the “Stock Purchase Agreement”), made and entered into as of May 20, 2008, by and between the Reporting Person and accredited investors Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd. and Enable Growth Partners LP (the “Purchasers”). The first closing of the Stock Purchase Agreement occurred on May 27, 2008 at which time the Reporting Person sold and Purchasers purchased 3,524,810 shares of common stock owned by the Reporting Person at a price of $3.75 per share. In addition, pursuant to the terms of the Stock Purchase Agreement, a second closing is scheduled to occur on or around June 17, 2008 at which time the Reporting Person will sell and Purchasers will purchase 1,000,000 shares of stock of the Company at $6.70 per share.

The Stock Purchase Agreement amended and restated that certain Stock Purchase Agreement dated March 13, 2008, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on March 14, 2008. In connection with the Stock Purchase Agreement, the Reporting Person and Purchasers also entered into (1) an Amended and Restated Escrow Agreement, dated as of May 20, 2008, which amended that certain Escrow Agreement dated as of March 13, 2008, a copy of which was filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on March 14, 2008 and (2) an Amended and Restated Registration Rights Agreement, dated as of May 20, 2008, which amended and restated that certain Registration Rights Agreement dated March 13, 2008, a copy of which was filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A filed with the SEC on March 14, 2008.

(b)-(j) Not Applicable.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 16,349,240 shares of the Issuer’s common stock. Reporting Person’s holdings represent 35.6% of the outstanding shares of the Issuer’s common stock, assuming 45,896,288 shares of the Issuer’s common stock outstanding as of May 15, 2008, as reported in the Issuer’s most recent Quarterly Report filed on Form 10-Q on May 16, 2008.

(b) The Reporting Person has the sole power to vote and dispose of 16,349,240 shares.

(c) The Reporting Person effected transactions in the Issuer’s securities within the past 60 days as disclosed on Schedules 13D/A filed by the Reporting Person with the SEC on March 28, 2008 and on April 14, 2008.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 4 filed concurrently with this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are hereby filed as Exhibits to this Schedule 13D:

1. *Amended and Restated Stock Purchase Agreement, dated as of May 20, 2008, by and among the Reporting Person (the “Seller”), and Hudson Bay Fund, LP, Hudson Bay Overseas Fund, Ltd., and Enable Growth Partners LP (collectively, the “Purchasers”) (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Issuer on May 22, 2008).

2. *Amended and Restated Escrow Agreement, dated as of May 20, 2008, by and among the Reporting Person, Purchasers and Tri-State Title & Escrow, LLC (incorporated by reference to Exhibit 10.2 of the current report on Form 8-K filed by the Issuer on May 22, 2008).

3. *Amended and Restated Registration Rights Agreement, dated as of May 20, 2008, by and among the Reporting Person and Purchasers (incorporated by reference to Exhibit 10.3 of the current report on Form 8-K filed by the Issuer on May 22, 2008).

4. *Stock Exchange Agreement by and among the Issuer, PSHL and each of the shareholders of PSHL, dated as of March 31, 2006, and as amended by the parties on July 20, 2006, and as further amended by the parties on October 21, 2006 (incorporated by reference to Issuer's Definitive Schedule 14A Proxy Statement, filed by the Issuer on November 22, 2006).

*Incorporated by Reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2008

/s/ Wo Hing Li
Wo Hing Li